UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010.
Commission File Number: 001-31221
Total number of pages: 2

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: June 18, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	English translation of Report of the 19th Ordinary General Meeting of Shareholders.

June 18, 2010
To Shareholders
NTT DOCOMO, INC.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Ryuji Yamada
President and CEO
REPORT OF THE 19th ORDINARY GENERAL MEETING OF SHAREHOLDERS
We wish to inform you of the outcome of our 19th Ordinary General Meeting of Shareholders held on the date hereof.
Matters reported:
1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 19th Fiscal Year (from April 1, 2009 to March 31, 2010).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
The substance of the foregoing financial statements was reported at this meeting.
Matters resolved:

Item 1:	Appropriation of Retained Earnings
The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,600 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 5,200 yen per share.

Item 2:	Partial Amendment to the Articles of Incorporation
The proposed partial amendment to the Articles of Incorporation was approved at this meeting.
The contents of the amendments are as follows:
(1)	It was decided to amend terms of Article 1 (Trade name) to align the English expression of the Company’s trade name with its English logo type.

(2)	It was decided to amend terms of Article 2 (Purpose of business) to prepare for potential business deployment in the future.

Item 3:	Election of 13 Directors
As proposed, 11 Directors, Ryuji Yamada, Kiyoyuki Tsujimura, Masatoshi Suzuki, Hiroshi Matsui, Bunya Kumagai, Kazuto Tsubouchi, Kaoru Kato, Mitsunobu Komori, Takashi Tanaka, Katsuhiro Nakamura and Hiroshi Tsujigami were reelected and reappointed, and two Directors, Akio Oshima and Fumio Iwasaki were newly elected and appointed.
At the meeting of the Board of Directors held after the close of the 19th Ordinary General Meeting of Shareholders, Ryuji Yamada was elected and appointed as President and Chief Executive Officer, and Kiyoyuki Tsujimura, Masatoshi Suzuki and Hiroshi Matsui were elected and appointed as Senior Executive Vice Presidents.
Re: Payment of Year-end Dividends for the 19th Fiscal Year
1.
Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 19th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.
Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 19th Fiscal Year” and “Year-end Dividend Warrant for the 19th Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.